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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                AMENDMENT NO. 1



                                 Sheldahl, Inc.
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                                (Name of Issuer)


   Common Stock, $.25 par value                            822440103
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  (Title of class of securities)                         (CUSIP number)


                             Stephen E. Jacobs, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
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 (Name, address and telephone number of person authorized to receive notices and communications)


                                October 20, 1998
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


                        (Continued on following page(s))
                               (Page 1 of 4 Pages)

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NYFS10...:\78\54578\0041\1981\SCH0058R.38E
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      This Amendment No. 1 ("Amendment No. 1") amends the Statement on Schedule
13D (the "Schedule 13D") filed on September 21, 1998, by and on behalf of Irwin
L. Jacobs, Daniel T. Lindsay, Dennis M. Mathisen and Marshall Financial Group, Inc. (collectively, the "Reporting Persons") with respect to their beneficial ownership of common stock, par value $.25 per share ("Common Stock") of Sheldahl, Inc. (the "Company"). Capitalized terms used herein and not defined have the meanings ascribed thereto in the Schedule 13D. Item 4 of the Schedule 13D is amended in its entirety herewith to read as follows.

Item 4.  Purpose of Transaction.

      Since September 21, 1998, the Reporting Persons have had meetings and discussions with management of the Company. Based on such discussions, the Reporting Persons have agreed to support the Company in the implementation of its business plan and pursuit of the Company's business opportunities. In addition, the Company believes that the addition of Dennis M. Mathisen to the Company's Board of Directors would assist the Company in implementing its business plan and achieving its goals. Mr. Mathisen has, in turn, agreed to provide his services, and to join the Company's Board of Directors in order to support the Company's management and attempt to improve the Company's performance.

      Therefore, the Company has appointed Mr. Mathisen as a member of the Company's Board of Directors at the meeting of the Board of Directors held on October 20, 1998.

      As a result of the Company's decision to appoint Mr. Mathisen to the Company's Board of Directors, Irwin L. Jacobs and Daniel T. Lindsay have determined that it is no longer necessary for such individuals to act as members of the "group" consisting of the Reporting Persons with respect to their ownership of the Common Stock. Therefore, the Reporting Persons have determined that Messrs. Jacobs and Lindsay will no longer be included in the definition of "Reporting Persons", and will not constitute members of the "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, formed by the Agreement, dated as of September 21, 1998, by and among the Reporting Persons and attached as Exhibit 1 to the Schedule 13D. The Agreement among the Reporting Persons providing for the withdrawal of Messrs. Jacobs and Lindsay from such "group" is attached as Exhibit 1 hereto.

      The Reporting Persons, individually or together, have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 7.  Materials to Be Filed as Exhibits

      1. Agreement, dated as of October 20, 1998, by and among the signatories of this Statement with respect to its filing.



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
                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 20, 1998


                                          /s/ Irwin L. Jacobs
                                          ---------------------------------
                                          Irwin L. Jacobs



                                          /s/ Daniel T. Lindsay
                                          ---------------------------------
                                          Daniel T. Lindsay



                                          /s/ Dennis M. Mathisen
                                          ---------------------------------
                                          Dennis M. Mathisen



                                          MARSHALL FINANCIAL GROUP

                                          /s/ John A. . Fischer
                                          ---------------------------------
                                          By:  John A. Fischer
                                          Its: Executive Vice President




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                                  EXHIBIT INDEX


Exhibit No.       Document
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     1.        Agreement, dated as of October 20, 1998, by and among the
               signatories of this Statement with respect to its filing.

















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